# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZIM Integrated Shipping Services Ltd., CIK 0001654126
CUSIP: M9T951109
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 9 Andrei Sakharov Street, P.O. Box 15067, Haifa, Israel (L3), 3190500
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001178913-23-000248
Filed by CIK 0001611005

## Reporting persons
- Kenon Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; 0% of the class

## Item 1. Issuer
Name of issuer: ZIM Integrated Shipping Services Ltd.
Address of issuer's principal executive offices: 9 Andrei Sakharov Street, P.O. Box 15067, Haifa, Israel, 3190500

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is being filed on behalf of Kenon Holdings Ltd., a Singapore limited liability company
Address of principal business office or, if none, residence:
1 Temasek Avenue #37-02B
Millenia Tower,
Singapore 039192
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Kenon Holdings Ltd.: /s/ Robert Rosen, Robert L. Rosen/Chief Executive Officer (01/06/2025)